                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                 SCHEDULE 13E-3

                                 (RULE 13E-100)

           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

           RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                            Springs Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                            Springs Industries, Inc.
                       Heartland Industrial Partners, L.P.
                      Heartland Springs Investment Company
                               Crandall C. Bowles
                                Frances A. Close
                                 Leroy S. Close
                                 Patricia Close
                                Elliott S. Close
                               Hugh W. Close, Jr.
                                 Derick S. Close
                               Katherine A. Close
                                  Anne S. Close
                               The Springs Company
                            Kanawha Insurance Company
                                  Trust No. 3-M
                                  Trust No. T-3
                                  Trust No. 3-3
                                Trust No. 11-A-3
                                Trust No. 11-B-3
                                Trust No. 11-C-3
                                 Trust No. 12-3
                                  Trust No. 4-M
                                  Trust No. T-4
                                  Trust No. 3-4
                                Trust No. 11-A-4
                                Trust No. 11-B-4
                                Trust No. 11-C-4

                                 Trust No. 12-4
                                  Trust No. 5-M
                                  Trust No. T-5
                                  Trust No. 3-5
                                Trust No. 11-A-5
                                Trust No. 11-B-5
                                Trust No. 11-C-5
                                 Trust No. 12-5
                                  Trust No. 6-M
                                  Trust No. T-6
                                  Trust No. 3-6
                                Trust No. 11-A-6
                                Trust No. 11-B-6
                                Trust No. 11-C-6
                                 Trust No. 12-6
                                  Trust No. T-7
                                  Trust No. 3-7
                                Trust No. 11-A-7
                                Trust No. 11-B-7
                                Trust No. 11-C-7
                                 Trust No. 12-7
                                  Trust No. 8-M
                                  Trust No. T-8
                                  Trust No. 3-8
                                Trust No. 11-A-8
                                Trust No. 11-B-8
                                Trust No. 11-C-8
                                 Trust No. 12-8
                                  Trust No. 9-M
                                  Trust No. T-9
                                  Trust No. 3-9
                                Trust No. 11-A-9
                                Trust No. 11-B-9
                                Trust No. 11-C-9
                                 Trust No. 12-9
                                 Trust No. 10-M
                                 Trust No. 10-A
                                 Trust No. 10-D
                                 Trust No. 10-E
                                Trust No. 11-A-10
                                Trust No. 11-B-10
                                Trust No. 11-C-10
                                 Trust No. 12-10
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

    Class A Common Stock, par value $.25 per share, of Springs Industries, Inc. Class B Common Stock, par value $.25 per share, of Springs Industries, Inc.
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                         851783 10 0 (Class A Common Stock)
                         851783 20 9 (Class B Common Stock)
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

           Crandall C. Bowles                       David A. Stockman
        Springs Industries, Inc.           Heartland Industrial Partners, L.P.
         205 North White Street               55 Railroad Avenue, 1st Floor
    Fort Mill, South Carolina 29715           Greenwich, Connecticut 06830
             (803) 547-1500                          (203) 861-2622
--------------------------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                 With copies to:

  Elliott V. Stein, Esq.             W. Leslie Duffy, Esq.     Benjamin F. Stapleton, Esq.
Wachtell, Lipton, Rosen & Katz      Cahill Gordon & Reindel      Sullivan & Cromwell
   51 West 52nd Street                  80 Pine Street             125 Broad Street
New York, New York 10019           New York, New York 10005    New York, New York 10004
   (212) 403-1000                      (212) 701-3000               (212) 558-4000



     This statement is filed in connection with (check the appropriate box):

     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. [ ] The filing of a registration statement under the Securities Act of 1933.

     c. [ ] A tender offer.

     d. [ ] None of the above.

     Check the following box if the soliciting materials or information
statement referred to in checking box (a) are preliminary copies: [   ]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
              Transaction                         Amount of Filing Fee
               Valuation*
--------------------------------------------------------------------------------

            $505,450,630.56                            $101,090.13
--------------------------------------------------------------------------------

* For purposes of calculating the fee only. Calculated in accordance with Exchange Act Rule 0-11. Assumes (1) the purchase of 10,645,300 shares of Class A Common Stock, par value $.25 per share, and Class B Common Stock, par value $.25 per share, of Springs Industries, Inc. at a price of $46.00 per share in cash and (2) a cash-out of 1,944,493 options to purchase Class A Common Stock for an aggregate of $15,766,830.56.

[X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $101,578.82       Filing Party: Springs Industries, Inc.

Form or Registration No.: Schedule 14A    Date Filed: May 9, 2001

                                  INTRODUCTION

     This Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Transaction Statement"), first filed on May 9, 2001, is being filed by (1) Springs Industries, Inc., a South Carolina corporation and issuer of the class A common stock, par value $.25 per share ("Class A Common Stock"), and the class B common stock, par value $.25 per share ("Class B Common Stock"), which are the subject of the Rule 13e-3 transaction ("Springs"), (2) each member of the Close family, (3) Heartland Industrial Partners, L.P., a Delaware limited partnership ("Heartland") and (4) Heartland Springs Investment Company, a South Carolina corporation newly organized by Heartland ("Heartland Springs"). The Close family consists of (1) certain descendants of Leroy Springs, Springs' founder, including Crandall C. Bowles, chairman and chief executive officer of Springs, and Leroy S. Close, a director of Springs, (2) certain trusts for the benefit of these Close family members and their children and (3) two privately owned companies controlled by these individuals and trusts.

     This Transaction Statement relates to the Recapitalization Agreement, dated as of April 24, 2001, between Springs and Heartland Springs (the "Recapitalization Agreement"). Under the Recapitalization Agreement, Heartland Springs will be merged with and into Springs, with Springs as the surviving corporation (the "Recapitalization"). At the effective time of the Recapitalization, (i) each share of Class A Common Stock and Class B Common Stock not owned by the Close family, by Heartland (or its co-investors), by key management employees who elect prior to the effective time of the recapitalization to retain their Springs shares ("Key Management Employees") and by shareholders of Class B Common Stock who exercise their dissenters' rights, would be converted into the right to receive $46.00 in cash, (ii) each share of Class A Common Stock and Class B Common Stock owned by the Close family, by Heartland (and its co-investors) and by Key Management Employees, would remain outstanding and (iii) each share of common stock of Heartland Springs, all of which would be held by Heartland (and its co-investors), would be converted into one share of Class A Common Stock. As a result of the Recapitalization, Springs would become privately held by the Close family, whose ownership interest in the Company's common stock would increase from approximately 41% to approximately 56%, and Heartland, whose ownership interest in the Company's common stock would be approximately 44%.

     Concurrently with the filing of this Transaction Statement, Springs is filing with the Securities and Exchange Commission its definitive proxy statement (the "Proxy Statement") under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the annual meeting of shareholders of Springs, at which the shareholders of Springs will consider and vote upon, among other things, a proposal to approve the Recapitalization Agreement and a proposal to amend Springs' articles of incorporation to exempt Springs from the restrictions on business combinations contained in the South Carolina Code. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1). The information in the Proxy Statement, including all appendices thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the provisions of the Proxy Statement.

ITEM 1.   SUMMARY TERM SHEET.

          The information contained in the section of the Proxy Statement entitled "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.   SUBJECT COMPANY INFORMATION.

          (a) The information contained in the section of the Proxy Statement entitled "Summary Term Sheet-Recapitalization Participants" is incorporated herein by reference.

          (b) The information contained in the section of the Proxy Statement entitled "The Annual Meeting--Record Date; Outstanding Voting Securities" is incorporated herein by reference.

          (c) The information contained in the section of the Proxy Statement entitled "Comparative Per Share Market Price and Dividend Information" is incorporated herein by reference.

          (d) The information contained in the section of the Proxy Statement entitled "Comparative Per Share Market Price and Dividend Information" is incorporated herein by reference.

          (e)  Not applicable.

          (f)  Not applicable.

ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON.

          (a) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet-The Recapitalization," "Information About the Recapitalization Participants," "Special
               Factors-Shareholders Agreement" and "Directors and Executive Officers of Springs" is incorporated herein by reference.

          (b) The information contained in the section of the Proxy Statement entitled "Information About the Recapitalization Participants" is incorporated herein by reference.

          (c)(1)-(5)The information contained in the sections of the Proxy Statement entitled "Information About the Recapitalization Participants," "Directors and Executive Officers of Springs" and "Election of Directors-Directors and Nominees" is incorporated herein by reference.

ITEM 4.   TERMS OF THE TRANSACTION.

          (a)(1) Not applicable.

          (a)(2) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet," "The Annual Meeting-Vote Required," "Special Factors-Structure of the Recapitalization," "Special Factors-Background of the Recapitalization," "Special Factors-Recommendation of the Special Committee and the Springs Board; Springs' Purpose and Reasons for the Recapitalization," "Special Factors-Springs' Position Regarding the Fairness of the Recapitalization," "Special Factors-Opinion of UBS Warburg LLC," "Special Factors-The Close Family's Position Regarding the Fairness of the Recapitalization," "Special Factors-The Close Family's Purpose and Reasons for the Recapitalization," "Special Factors-Heartland's Position Regarding the Fairness of the Recapitalization," "Special Factors-Heartland's Purpose and Reasons for the Recapitalization," "Special Factors-Accounting Treatment" and "U.S. Federal Income Tax Consequences" is incorporated herein by reference.

          (c) The information contained in the sections of the Proxy Statement entitled "Special Factors-Structure of the Recapitalization," "Special Factors-Interests of Certain Persons in the Recapitalization," "The Recapitalization-Treatment of Management Incentive Plans" and "Dissenters' Rights" is incorporated herein by reference.

          (d) The information contained in the section of the Proxy Statement entitled "Dissenters' Rights" and in Appendix D to the Proxy Statement is incorporated herein by reference.

          (e) The information contained in the section of the Proxy Statement entitled "Where You Can Find More Information" is incorporated herein by reference.

          (f)  Not applicable.

ITEM 5.   PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

          (a)(1)   Not applicable.

          (a)(2) The information contained in the section of the Proxy Statement entitled "Director and Executive Officer Compensation-Directors' Compensation" is incorporated herein by reference.

          (b) The information contained in the sections of the Proxy Statement entitled "Special Factors-Background of the Recapitalization," "Special Factors-Shareholders Agreement" and "The
               Recapitalization" is incorporated herein by reference.

          (c) The information contained in the sections of the Proxy Statement entitled "Special Factors-Background of the Recapitalization" and "Special Factors-Shareholders Agreement" is incorporated herein by reference.

          (e) The information contained in the sections of the Proxy Statement entitled "Special Factors-Background of the Recapitalization," "Special Factors-Interests of Certain Persons in the Recapitalization," "Special Factors-Shareholders Agreement," "Financing for the Recapitalization" and "The Recapitalization" is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

          (b) The information contained in the sections of the Proxy Statement entitled "Special Factors-Structure of the Recapitalization," "Special Factors-Certain Effects of the Recapitalization," "Special Factors-Plans for Springs after the Recapitalization" and "The Recapitalization-Recapitalization Consideration" is incorporated herein by reference.

          (c)(1)-(8)The information contained in the sections of the Proxy Statement entitled "Special Factors-Structure of the Recapitalization," "Special Factors-Background of the Recapitalization," "Special Factors-Shareholders Agreement," "Special Factors-Certain Effects of the Recapitalization," "Special Factors-Plans for Springs after the Recapitalization," "Financing for the Recapitalization," "The Recapitalization" and "Comparative Per Share Market Price and Dividend Information" is incorporated herein by reference.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

         (a)-(c)The information contained in the sections of the Proxy Statement entitled "Special Factors-Background of the Recapitalization," "Special Factors-Recommendation of the Special Committee and the Springs Board; Springs' Purpose and Reasons for the Recapitalization," "Special Factors-Springs' Position Regarding the Fairness of the Recapitalization," "Special Factors-Opinion of UBS Warburg LLC," "Special Factors-The Close Family's Position Regarding the Fairness of the Recapitalization," "Special Factors-The Close Family's Purpose and Reasons for the Recapitalization," "Special Factors-Heartland's Position Regarding the Fairness of the Recapitalization" and "Special Factors-Heartland's Purpose and Reasons for the Recapitalization" is incorporated herein by reference.

          (d) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet," "Special Factors-Structure of the Recapitalization," "Special Factors-Recommendation of the Special Committee and the Springs Board; Springs' Purpose and Reasons for the Recapitalization," "Special Factors-Springs' Position Regarding the Fairness of the Recapitalization," "Special Factors-Opinion of UBS Warburg LLC," "Special Factors-The Close Family's Position Regarding the Fairness of the Recapitalization," "Special Factors-The Close Family's Purpose and Reasons for the Recapitalization," "Special Factors-Heartland's Position Regarding the Fairness of the Recapitalization," "Special Factors-Heartland's Purpose and

               Reasons for the Recapitalization," "Special Factors-Interests of Certain Persons in the Recapitalization," "Special
               Factors-Shareholders Agreement," "Special Factors-Certain Effects of the Recapitalization," "Special Factors-Plans for Springs after the Recapitalization," "Special Factors-Accounting Treatment," "Financing for the Recapitalization" and "U.S. Federal Income Tax Consequences" is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

         (a)-(b)The information contained in the sections of the Proxy
                Statement entitled "Special Factors-Background of the Recapitalization," "Special Factors-Recommendation of the Special Committee and the Springs Board; Springs' Purpose and Reasons for the Recapitalization," "Special Factors-Springs' Position Regarding the Fairness of the Recapitalization," "Special Factors-Opinion of UBS Warburg LLC," "Special Factors-The Close Family's Position Regarding the Fairness of the Recapitalization," "Special Factors-The Close Family's Purpose and Reasons for the Recapitalization," "Special Factors-Heartland's Position Regarding the Fairness of the Recapitalization," "Special Factors-Heartland's Purpose and Reasons for the Recapitalization" and "Special Factors-Interests of Certain Persons in the Recapitalization" is incorporated herein by reference.

          (c) The information contained in the section of the Proxy Statement entitled "The Annual Meeting-Vote Required" is incorporated herein by reference.

          (d) The information contained in the sections of the Proxy Statement entitled "Special Factors-Background of the Recapitalization," "Special Factors-Special Committee," "Special Factors-Recommendation of the Special Committee and the Springs Board; Springs' Purpose and Reasons for the Recapitalization," "Special Factors-Springs' Position Regarding the Fairness of the Recapitalization" and "Special Factors-Opinion of UBS Warburg LLC" is incorporated herein by reference.

          (e) The information contained in the sections of the Proxy Statement entitled "Special Factors-Background of the Recapitalization," "Special Factors-Special Committee," "Special Factors-Recommendation of the Special Committee and the Springs Board; Springs' Purpose and Reasons for the Recapitalization" and "Special Factors-Springs' Position Regarding the Fairness of the Recapitalization" is incorporated herein by reference.

          (f)  Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

          (a)-(c) The information contained in the sections of the Proxy Statement entitled "Special Factors-Background of the Recapitalization," "Special Factors-Recommendation of the Special Committee and the Springs Board; Springs' Purpose and Reasons for the Recapitalization," "Special

                  Factors-Springs' Position Regarding the Fairness of the Recapitalization" "Special Factors-Opinion of UBS
                  Warburg LLC" and "Where You Can Find More Information" and in Appendix B to the Proxy Statement is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

          (a)-(b) The information contained in the section of the Proxy Statement entitled "Financing for the Recapitalization" is incorporated herein by reference.

          (c) The information contained in the section of the Proxy Statement entitled "The Recapitalization-Estimated Fees and Expenses of the Recapitalization" is incorporated herein by reference.

          (d)(1)-(2) The information contained in the section of the Proxy
                     Statement entitled "Financing for the Recapitalization" is incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

          (a) The information contained in the sections of the Proxy Statement entitled "Information About the Recapitalization Participants-The Close Family" and "Other Annual Meeting Matters-Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

          (b) The information contained in the section of the Proxy Statement entitled "Other Annual Meeting Matters-Transactions Effected by the Springs of Achievement Partnership Plan" is incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

          (d) The information contained in the sections of the Proxy Statement entitled "The Annual Meeting-Vote Required," "Special Factors-Structure of the Recapitalization," "Special Factors-Special Committee," "Special Factors-Recommendation of the Special Committee and the Springs Board; Springs' Purpose and Reasons for the Recapitalization," "Special Factors-Springs' Position Regarding the Fairness of the Transaction," "Special Factors-Opinion of UBS Warburg LLC," "Special Factors-The Close Family's Position Regarding the Fairness of the Recapitalization," "Special Factors-The Close Family's Purpose and Reasons for the Recapitalization" and "Special Factors-Interests of Certain Persons in the Recapitalization" is incorporated herein by reference.

          (e) The information contained in the sections of the Proxy Statement entitled "Special Factors-Recommendation of the Special Committee and the Springs Board; Springs' Purpose and Reasons for the Recapitalization," "Special Factors-Springs' Position Regarding the Fairness of the Transaction" and "Special Factors-Opinion of UBS Warburg LLC" is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

         (a)(1)-(4) The information contained in the section of the Proxy
                    Statement entitled "Selected Historical Consolidated Financial Data," in Springs' Consolidated Financial Statements on pages 12 through 24 of Springs' 2000 Annual Report to Shareholders, filed with the Securities and Exchange Commission on March 28, 2001 as part of Exhibit 13 to Springs' Annual Report on Form 10-K for the fiscal year ended December 30, 2000, and in Springs' Unaudited Condensed Consolidated Financial Statements on pages 3 through 12 of Springs' Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 15, 2001, is incorporated herein by reference.

         (b)(1)-(3) Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a)-(b) The information contained in the section of the Proxy Statement entitled "The Annual Meeting-Proxy Solicitation" is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

          (b) The information contained in the Proxy Statement, including all appendices thereto, is incorporated herein by reference.

ITEM 16. EXHIBITS.

         (a)(1) Definitive Proxy Statement filed by Springs Industries, Inc. with the Securities and Exchange Commission on August 7, 2001 under cover of Schedule 14A (incorporated by reference to the Definitive Proxy Statement filed by Springs Industries, Inc. on August 7, 2001 under cover of Schedule 14A).

         (a)(2) Form of Proxy Cards to be sent to holders of Class A Common Stock, Class B Common Stock and Class A Common Stock allocated under the Springs of Achievement Partnership Plan, filed with the Securities and Exchange Commission along with the Definitive Proxy Statement (incorporated by reference to the Definitive Proxy Statement filed by Springs Industries, Inc. on August 7, 2001 under cover of Schedule 14A).

         (a)(3) Press release issued by Springs Industries, Inc., dated April 25, 2001 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Springs Industries, Inc. on April 30, 2001).

         (b)(1) Commitment Letter, dated as of April 24, 2001, to Heartland Springs Investment Company from The Chase Manhattan Bank and J.P. Morgan Chase & Co., a division of Chase Securities Inc. (incorporated by reference to Exhibit 99.6 of Amendment No. 1 to Schedule 13D for Springs Industries, Inc. filed on April 30, 2001).

         (b)(2) Amendment Letter, dated July 26, 2001, to Heartland Springs Investment Company from The Chase Manhattan Bank and J.P. Morgan Securities Inc.

         (c)(1) Opinion of UBS Warburg LLC (incorporated by reference to Appendix B of the Definitive Proxy Statement filed by Springs Industries, Inc. on August 7, 2001 under cover of Schedule
                  14A).

         (c)(2) Financial presentation materials of UBS Warburg LLC, dated April 24, 2001.*

         (c)(3) Financial presentation materials of Sheffield Merchant Banking Group, a business group of CRT Capital Group LLC, dated February 15, 2001.**

         (c)(4) Financial materials of Sheffield Merchant Banking Group, dated February 18,2001.

         (c)(5) Preliminary draft financial presentation materials of UBS Warburg LLC, dated March 19, 2001.

         (c)(6) Preliminary draft financial materials of UBS Warburg LLC, dated April 2, 2001.

         (c)(7) Financial materials of Sheffield Merchant Banking Group, dated October 6, 2000.**

         (d)(1) Recapitalization Agreement, dated as of April 24, 2001, between Springs Industries, Inc. and Heartland Springs Investment Company (incorporated by reference, as amended, to Appendix A of the Definitive Proxy Statement filed by Springs Industries, Inc. on August 7, 2001 under cover of Schedule
                  14A).

         (d)(2) Shareholders Agreement, dated as of April 24, 2001, by and among the Persons listed on the signature pages thereof (incorporated by reference to Exhibit 99.10 of Amendment No. 1 to Schedule 13D for Springs Industries, Inc. filed on April 30, 2001).

         (d)(3) Amendment No. 1 to Recapitalization Agreement, dated as of July 31, 2001, between Springs Industries, Inc. and Heartland Springs Investment Company.

         (f) Sections 33-13-101 through 33-13-310 of the South Carolina Business Corporation Act (incorporated by reference to Appendix D of the Definitive Proxy Statement filed by Springs Industries, Inc. on August 7, 2001 under cover of Schedule
                  14A).

         (g)      Not applicable.



-----------------
*  Previously filed.
** Portions omitted pursuant to a request for confidential treatment.

                                    SIGNATURE

      After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Transaction Statement is true, complete and correct.



Date: August 7, 2001             SPRINGS INDUSTRIES, INC.

                                 By: /s/ Crandall C. Bowles
                                     -------------------------------------------
                                     Crandall C. Bowles
                                     Chairman of the Board and Chief Executive
                                     Officer


Date: August 7, 2001             /s/ Crandall C. Bowles
                                 -----------------------------------------------
                                 Crandall C. Bowles


Date: August 7, 2001             Frances A. Close*
                                 Leroy S. Close*
                                 Patricia Close*
                                 Elliott S. Close*
                                 Hugh W. Close, Jr.*
                                 Derick S. Close*
                                 Katherine A. Close*
                                 Anne S. Close*
                                 The Springs Company*
                                 Kanawha Insurance Company*
                                 Trust No. 3-M*
                                 Trust No. T-3*
                                 Trust No. 3-3*
                                 Trust No. 11-A-3*
                                 Trust No. 11-B-3*
                                 Trust No. 11-C-3*
                                 Trust No. 12-3*
                                 Trust No. 4-M*
                                 Trust No. T-4*
                                 Trust No. 3-4*
                                 Trust No. 11-A-4*
                                 Trust No. 11-B-4*
                                 Trust No. 11-C-4*
                                 Trust No. 12-4*
                                 Trust No. 5-M*
                                 Trust No. T-5*
                                 Trust No. 3-5*
                                 Trust No. 11-A-5*
                                 Trust No. 11-B-5*

                                Trust No. 11-C-5*
                                 Trust No. 12-5*
                                 Trust No. 6-M*
                                 Trust No. T-6*
                                 Trust No. 3-6*
                                Trust No. 11-A-6*
                                Trust No. 11-B-6*
                                Trust No. 11-C-6*
                                 Trust No. 12-6*
                                 Trust No. T-7*
                                 Trust No. 3-7*
                                Trust No. 11-A-7*
                                Trust No. 11-B-7*
                                Trust No. 11-C-7*
                                 Trust No. 12-7*
                                 Trust No. 8-M*
                                 Trust No. T-8*
                                 Trust No. 3-8*
                                Trust No. 11-A-8*
                                Trust No. 11-B-8*
                                Trust No. 11-C-8*
                                 Trust No. 12-8*
                                 Trust No. 9-M*
                                 Trust No. T-9*
                                 Trust No. 3-9*
                                Trust No. 11-A-9*
                                Trust No. 11-B-9*
                                Trust No. 11-C-9*
                                 Trust No. 12-9*
                                 Trust No. 10-M*
                                 Trust No. 10-A*
                                 Trust No. 10-D*
                                 Trust No. 10-E*
                               Trust No. 11-A-10*
                               Trust No. 11-B-10*
                               Trust No. 11-C-10*
                                Trust No. 12-10*

                                 *By: /s/ Harry B. Emerson
                                     -------------------------------------------
                                      Harry B. Emerson
                                      Attorney-in-Fact

                                 HEARTLAND INDUSTRIAL PARTNERS, L.P.

Date: August 7, 2001             By: Heartland Industrial Associates, LLC,
                                     its general partner

                                 By: /s/ W. Gerald McConnell
                                     -------------------------------------------
                                     Name:  W. Gerald McConnell
                                     Title: Senior Managing Director


Date: August 7, 2001             HEARTLAND SPRINGS INVESTMENT COMPANY

                                 By: /s/ W. Gerald McConnell
                                     -------------------------------------------
                                     Name:  W. Gerald McConnell
                                     Title: Vice President and Secretary

                                  EXHIBIT INDEX

Exhibit No.  Description
-----------  --'---------
(a)(1) Definitive Proxy Statement filed by Springs Industries, Inc. with the Securities and Exchange Commission on August 7, 2001 under cover of Schedule 14A (incorporated by reference to the Definitive Proxy
            Statement filed by Springs Industries, Inc. on August 7, 2001 under cover of Schedule 14A).

(a)(2)      Form of Proxy Cards to be sent to holders of Class A Common Stock,
            Class B Common Stock and Class A Common Stock allocated under the
            Springs of Achievement Partnership Plan, filed with the Securities and Exchange Commission along with the Definitive Proxy Statement
            (incorporated by reference to the Definitive Proxy Statement filed by Springs Industries, Inc. on August 7, 2001 under cover of
            Schedule 14A).

(a)(3)      Press release issued by Springs Industries, Inc., dated April 25,
            2001 (incorporated by reference to Exhibit 99.1 of the Current
            Report on Form 8-K filed by Springs Industries, Inc. on April 30,
            2001).

(b)(1)      Commitment Letter, dated as of April 24, 2001, to Heartland Springs
            Investment Company from The Chase Manhattan Bank and J.P. Morgan
            Chase & Co., a division of Chase Securities Inc. (incorporated by reference to Exhibit 99.6 of Amendment No. 1 to Schedule 13D for
            Springs Industries, Inc. filed on April 30, 2001).

(b)(2)      Amendment Letter, dated July 26, 2001, to Heartland Springs
            Investment Company from The Chase Manhattan Bank and J.P. Morgan
            Securities Inc.

(c)(1) Opinion of UBS Warburg LLC (incorporated by reference to Appendix B of the Definitive Proxy Statement filed by Springs Industries, Inc.
            on August 7, 2001 under cover of Schedule 14A).

(c)(2)      Financial presentation materials of UBS Warburg LLC, dated April 24,
            2001.*

(c)(3)      Financial presentation materials of Sheffield Merchant Banking
            Group, a business group of CRT Capital Group LLC, dated February
            15, 2001.**

(c)(4)      Financial materials of Sheffield Merchant Banking Group, dated
            February 18, 2001.

(c)(5)      Preliminary draft financial presentation materials of UBS Warburg
            LLC, dated March 19, 2001.

(c)(6)      Preliminary draft financial materials of UBS Warburg LLC, dated
            April 2, 2001.

(c)(7)      Financial materials of Sheffield Merchant Banking Group, dated
            October 6, 2000.**

(d)(1)      Recapitalization Agreement, dated as of April 24, 2001, between
            Springs Industries, Inc. and Heartland Springs Investment Company
            (incorporated by reference, as amended, to Appendix A of the Definitive Proxy Statement filed by Springs Industries, Inc. on
            August 7, 2001 under cover of Schedule 14A).

(d)(2) Shareholders Agreement, dated as of April 24, 2001, by and among the Persons listed on the signature pages thereof (incorporated by reference to Exhibit 99.10 of Amendment No. 1 to Schedule 13D for
            Springs Industries, Inc. filed on April 30, 2001).

(d)(3)      Amendment No. 1 to Recapitalization Agreement, dated as of July 31,
            2001, between Springs Industries, Inc. and Heartland Springs
            Investment Company.

(f)         Sections 33-13-101 through 33-13-310 of the South Carolina Business
            Corporation Act (incorporated by reference to Appendix D of the Definitive Proxy Statement filed by Springs Industries, Inc. on
            August 7, 2001 under cover of Schedule 14A).

(g)         Not applicable.

-------------
*  Previously filed.
** Portions omitted pursuant to a request for confidential treatment.